International Lease Finance Corporation

 Notes

With Maturities of 9 Months or More from Date of Issue

Registration No. 333-136681
Filed Pursuant to Rule 424(b)(3)
Pricing Supplement No. 5
(To: Prospectus dated August 16, 2006 and Prospectus Supplement dated April 28, 2008)
The date of this Pricing Supplement is   May 27, 2008
Trade Date: 06/02/08   Issue Date: 06/05/08

CUSIP Number	Stated Interest Rate per Annum	Maturity Date	Interest Payment Frequency	First Interest Payment Date	Subject to Redemption	Redemption Date and Terms
45974WAZ9	4.800%	06/15/10	SEMI-ANNUAL	12/15/08	No	N/A
45974WBA3	4.900%	06/15/11	SEMI-ANNUAL	12/15/08	No	N/A
45974WBB1	5.350%	06/15/12	SEMI-ANNUAL	12/15/08	No	N/A
45974WBC9	6.750%	06/15/15	SEMI-ANNUAL	12/15/08	No	N/A

[Additional columns below]

[Continued from above, first column repeated]

CUSIP Number	Price to Public	Discounts and Commissions	Survivors Option	OID Note	Other Material Terms
45974WAZ9	100%	0.400%	YES	No	N/A
45974WBA3	100%	0.625%	YES	No	N/A
45974WBB1	100%	0.750%	YES	No	N/A
45974WBC9	100%	1.200%	YES	No	N/A

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.